

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2018

Mark Rothera
President, Chief Executive Officer and Director
Orchard Rx Ltd
108 Cannon Street
London EC4N 6EU
United Kingdom

> **Re: Orchard Rx Ltd**
> **Registration Statement on Form F-1**
> **Filed October 4, 2018**
> **File No. 333-227698**

Dear Mr. Rothera:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form F-1 filed October 23, 2018

Capitalization, page 111

1. As previously requested, please revise the table on page 112 to reflect your capitalization as of a date no earlier than 60 days prior to the date of your registration statement. Refer to Item 3.B of Part I of Form 20-F, and Item 4 of Part I of Form F-1.

Exhibits

2.   It is inappropriate to include assumptions in a legal opinion that are too broad, assume material facts underlying the opinion or any readily ascertainable facts. Please have counsel remove the assumptions in paragraph (f) and (l) of Schedule 1 in Exhibit 5.1, or tell us why they are necessary and appropriate.

3.   Schedule 2 paragraph (d) indicates you have limited your opinion to the specific documents in paragraph 2 of the opinion. It is not appropriate to limit your opinion to specific documents or enquiries as indicated in paragraph 1.3 Your opinion must clarify that counsel has reviewed all matters and made such inquiries as are necessary to render its opinion. Please revise paragraph 1.3 and Schedule 2 paragraph (d).

   You may contact Sisi Cheng at 202-551-5004 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Mitchell S. Bloom - Goodwin Procter LLP